

Mail Stop 3010

November 9, 2009

Mr. Michael Jeffery
Chief Executive Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

      Re: LECG Corporations
              Preliminary Proxy Statement
              Filed October 30, 2009
              File No. 000-50464

Dear Mr. Jeffery:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2. Please be advised that a manually signed copy of the accountant's report must be filed with your definitive proxy statement. See Instruction 5 to Item 14 of Schedule 14A.

2.   We note your response to prior comment 4. Please revise to disclose this information in the Q&A or the Summary of the proxy statement.

Summary of the Merger, page 11

3.   We note your response to prior comment 8. Please be advised that the scope of a general
        disclaimer should not be overly broad or imply that you are not responsible for
        considering whether additional specific disclosures of material information regarding
        contractual provisions are required to make the statements included in the proxy
        statement not misleading. As currently drafted, your disclaimers inappropriately suggest
        that shareholders would not be able to rely on disclosure you have included in the proxy
        statement even if the company is on notice or reasonably should have been on notice of
        material information that contradicts or renders misleading the disclosure regarding
        contractual provisions of the merger agreement. Please include disclosure
        acknowledging that if specific material facts exist that contradict the representations or
        warranties in the merger agreement, you have provided or will provide corrective
        disclosure.

LECG's existing stockholders will not receive any of the proceeds from the Investment, page 24

4.   In order to put this risk in better context for investors, please note that $21 million of the
        $25 million of proceeds from the Investment will be used for "working capital and
        general corporate purposes," as you disclose on page 102.

Selected Unaudited Pro Forma Condensed Combined Financial Data of LECG and Smart, page
37

5.   Please revise the line item "Loss from operations before income taxes" to "Loss before
        income taxes" consistent with your pro forma condensed combined statements of
        operations.

Background of the Merger and the Investment, page 54

6.   We note your response to comment 16 and your revised disclosure. Please revise to
        clarify when the Committee stopped actively seeking strategic alternatives other than the
        proposal from Smart.

7.   Please revise to clarify whether proposals from Dr. Teece and the private equity firms
        were solicited by the board or the independent committee of the board. Also, clarify Dr.
        Teece's role in these proposals and whether he was acting at the request of or on behalf
        of LECG.

8.   Please provide a more detailed description of how Mr. Samek became aware of LECG's
        interest in a possible business combination. Clarify whether his initial contact with the
        CEO of LECG was solicited or unsolicited.

9.   We note that the parties amended the merger agreement on September 25, 2009. To the extent material, please revise to discuss any negotiations leading up to this change.

LECG's Reasons for the Merger, page 60

10.   We note your response to comment 19 and your revised disclosure. Please clarify, if true, that the Board, in reaching its decision to recommend the merger, assumed that the Investment would be consummated in conjunction with the Merger. In addition, please explain in greater detail the Board's reasoning for determining that it was better for the company to pursue the Merger in conjunction with the Investment, rather than pursuing only the Merger or the Investment on its own.

11.   We note the disclosure that a majority of the board believes that the Merger will provide you with a substantial increase in revenues and profits. We also note that the pro forma financial information indicates an increase in net losses for the combined company. Please revise to clarify whether the board considered this increase in net losses.

Opinion of LECG's Financial Advisor, page 64

12.   Please tell us the purpose of the September 2009 Investor Discussion materials that you provided to us in response to prior comment 26. In addition, we note that the results of William Blair's financial analyses as described in these materials are different from the results appearing in the August 17, 2009 presentation to the LECG board. Please tell us whether the board received the more recent data from William Blair and why you have not disclosed this data in the proxy statement.

Amendment and Waiver, page 92

13.   We note that you will supplement the proxy statement to disclose any material amendment or waiver. Please revise to disclose whether you will provide any minimum amount of time for investors to review such supplement prior to the date of the meeting and whether investors will have an opportunity to change their votes after receiving such supplemental material. In addition, please revise to disclose your intention to re-solicit votes, if appropriate, as stated in your response to prior comment 33.

Information about the Directors and Nominees, page 142

14.   We note your response to comment 39; however, please also revise your disclosure to include this information for your current board members. For example, with respect to Mr. Bouton, it is unclear what positions he held between 2004 and 2006. Similarly, with respect to Mr. Samek, it is unclear what years he held the positions described.

Restricted Stock Awards, page 160

15.   We reissue comment 42, in part. Please explain why Mr. Fife and Ms. Bussone were the only executives to receive these awards (besides Ms. Tully). In addition, we note your added disclosure regarding "an outside consultant." Please explain in greater detail the role of this outside consultant and the substance of its report.

Incorporation by Reference, page 176

16.   Please tell us why you did not incorporate your 10-Qs for the first three quarters of 2009, or revise the disclosure to specifically incorporate these reports.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Bradley J. Rock
        DLA Piper LLP
        (650) 687-1191